August 31, 2011

VIA EDGAR SUBMISSION

Ms. Stephanie L. Hunsaker, Senior Assistant Chief Accountant

Ms. Yolanda Crittendon, Staff Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	E*TRADE Financial Corporation

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 22, 2011

File No. 001-11921

Dear Ms. Hunsaker and Ms. Crittendon:

This letter responds to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in the letter dated July 19, 2011 to Matthew J. Audette, E*TRADE Financial Corporation (the “Company”) regarding the above-referenced Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2010 (the “Comment Letter”).

Please note that the Company considered the Staff’s comments when preparing its Form 10-Q for the period ended June 30, 2011 (the “Form 10-Q”) and incorporated the Staff’s requested disclosures or revisions to the extent the Company believes such comments were applicable, appropriate and feasible. In certain instances, the Company believed revised disclosure would be not meaningful, as explained in more detail herein.

Below are the Staff’s comments (in italics) and the Company’s responses thereto, organized as set forth in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 1A. Risk Factors, page 8

We will continue to experience losses in our mortgage portfolio, page 8

1. Please expand this discussion to discuss the characteristics of your loan portfolio that increase the risk of loss. For example, disclose the percentage of your loan portfolio relating to LTV/CLTV greater than 90%; the percentage of the portfolio with no or low documentation, the percentage of borrowers with current FICO scores less than 700, and the percentage that was purchased from a third party.

In response to the Staff’s comment, the Company will expand the discussion in the risk factor to include the risk characteristics of the loan portfolio in the Form 10-K for the fiscal year ending December 31, 2011 substantially in the following form as updated to reflect current percentages:

“Certain characteristics of our mortgage loan portfolio indicate an increased risk of loss. For example, at December 31, 2010:

•	approximately 58% and 68% of the one- to four-family and home equity loan portfolios, respectively, had a current LTV/CLTV of greater than 90%;

•	approximately 56% and 50% of the one- to four-family and home equity loan portfolios, respectively, were originated with low or no documentation;

•	borrowers with current FICO scores less than 700 consisted of approximately 37% and 41% of the one- to four-family and home equity loan portfolios, respectively; and

•	approximately 82% and 87% of the one- to four-family and home equity loan portfolios, respectively, were purchased from a third party.

The foregoing factors are among the key items we track to predict and monitor credit risk in our portfolio, together with loan type, housing prices, loan vintage and geographic location of the property. We believe the relative importance of these factors varies, depending upon economic conditions.”

Please note that the Company did not include the foregoing disclosure in the Form 10-Q on the basis that such information was disclosed in detail elsewhere in the Form 10-K and the Company believes it does not constitute a material change to the information previously disclosed in the Form 10-K, in accordance with Item 1A of the Form 10-Q.

Risks associated with principal trading transactions could result in trading losses, page 12

2. We note that a majority of your market making revenues are derived from trading as a principal. We also note that you may incur trading losses relating to the purchase, sale or short sale of securities for your own account. Based on disclosures here and in various parts of your filing, it is not clear how much of your market making revenues were generated from your proprietary trading business. We believe that separate quantification of your proprietary trading revenues, to the extent material, will provide useful information to allow readers to understand the significance of your proprietary trading activities to your overall results of operations and to more clearly understand the impact that the Volcker rule and its limitations on proprietary trading activities is expected to have on your business going forward. Accordingly, please revise your future filings to separately disclose your revenues earned from proprietary trading activities, if material. In addition, if material, please clearly define what you consider to represent proprietary trading activities and discuss changes you plan to implement, or have implemented, as a result of future prohibitions or limitations on this type of activity in the future.

The Company’s proprietary trading activities are insignificant to its overall results of operations. Revenue from proprietary trading was approximately $300,000 (well below 1% of total net revenue) for the fiscal year ended December 31, 2010. As a result, the Company does not expect the Volcker rule and its limitations on proprietary trading activities to have a significant impact on the Company’s business or results. Accordingly, the Company believes this would not be meaningful disclosure due to the immateriality of the proprietary trading activities.

Our international Operations subject us to additional risks and regulations, which could impair our business growth, page 12

3. Please expand this discussion to identify your material international operations and the additional risks and regulations applicable to these operations. Additionally, describe the consequences of non-compliance.

The Company’s international operations comprised less than 2% of the Company’s total net revenue for the year ended December 31, 2010. The Company does not believe that expanded disclosure of additional risks applicable to its international operations is necessary since its international operations are not material and will exclude this risk factor in its Form 10-K for the year ending December 31, 2011. The Company notes that the risk regarding failure to comply with securities and banking rules and regulations in countries outside of the U.S. is outlined in the risk factor on page 15 of the Form 10-K entitled “If we fail to comply with applicable securities and banking laws, rules and regulations, either domestically or internationally, we could be subject to disciplinary actions, damages, penalties or restrictions that could significantly harm our business” as follows:

“The SEC, FINRA and other self-regulatory organizations and state securities commissions, among other things, can censure, fine, issue cease-and-desist orders or suspend or expel a broker-dealer or any of its officers or employees. The OTS may take similar action with respect to our banking activities. Similarly, the attorneys general of each state could bring legal action on behalf of the citizens of the various states to ensure compliance with local laws. Regulatory agencies in countries outside of the U.S. have similar authority. The ability to comply with applicable laws and rules is dependent in part on the establishment and maintenance of a reasonable compliance system. The failure to establish and enforce reasonable compliance procedures, even if unintentional, could subject us to significant losses or disciplinary or other actions.”

The OTS may request that we raise additional capital to support E*Trade Bank or to further reduce debt. If we are unable…, page 14

4. We note your statement that you could face negative regulatory consequences if you are unable to comply with the capital plan or are unable to raise additional cash equity to be contributed as capital to E*Trade Bank or to further reduce debt. Please expand your discussion to identify the actions you need to take to be in compliance with the capital plan and quantify the amounts the amount of equity you need to raise and/or debt you must reduce. Additionally, describe the potential negative consequences you may face if you are unable to comply.

The Company was in full compliance with the capital plan that was in effect during 2010, but this plan is no longer in effect today. The Company is in the process of transitioning regulators and has submitted a new overall strategic plan that is currently under review. There are no immediate actions required and as the Company receives feedback, the plan will be updated as appropriate. Accordingly, the Company does not believe that expanded disclosure of this risk factor is necessary at this time. The Company will consider the regulators’ feedback on the plan and whether to include and/or revise the risk factor to describe potential negative regulatory consequences for non-compliance in future filings as appropriate.

Liquidity and Capital Resources, page 54

5. We note that you present corporate cash and consolidated cash as of December 31, 2010 and 2009. Given the importance of liquidity to your operations, and the potential volatility of corporate cash and consolidated cash on a daily basis, please also disclose the average amount of corporate cash during the period and consider disclosing another metric of any other liquid assets. Additionally, given the significant change in corporate cash from year to year, and possibly as of the balance sheet date versus average balance during the period, plus provide further qualitative discussion driving changes in the balance.

Corporate cash fluctuates as a result of a variety of factors, including tax settlements, the approval and timing of subsidiary dividends, debt service costs and other unallocated overhead costs. In response to the Staff’s comment, the Company revised its disclosure on page 23 in its Form 10-Q to disclose the primary factors that cause corporate cash to fluctuate, as follows (revisions are in underlined text):

“Corporate cash is the primary source of liquidity at the parent company. We define corporate cash as cash held at the parent company as well as cash held in certain subsidiaries that can distribute cash to the parent company without any regulatory approval. We believe corporate cash is a useful measure of the parent company’s liquidity as it is the primary source of capital above and beyond the capital deployed in our regulated subsidiaries. Corporate cash can fluctuate in any given quarter and is impacted primarily by tax settlements, approval and timing of subsidiary dividends, debt service costs and other unallocated overhead costs.”

The Company respectfully submits that it does not track average corporate cash because it is not a meaningful measure to the Company and that such disclosure is therefore not warranted.

The Company supplementally advises the Staff that the fluctuation in corporate cash from December 31, 2010 when compared to December 31, 2009 was due to the tax refund the Company received in 2010 in connection with the change in the tax carryback law from two years to five years.

Risk Management, page 59

Credit Risk Management, page 59

6. On page 60, we note that your credit risk committee uses detailed tracking and analysis to measure credit performance and reviews and modifies credit policies as appropriate. To enhance the transparency of your disclosure, please further expand your disclosure to discuss the type of tracking and analysis performed by the credit risk committee in monitoring the company’s credit risk.

In response to the Staff’s comment, the Company revised its disclosure on page 26 of the Form 10-Q to discuss the type of tracking and analysis performed by the Credit Risk Committee in monitoring the Company’s credit risk as follows:

“Credit risk is monitored by our Credit Risk Committee, whose objective is to monitor current and expected market conditions and the associated probable impact on the Company’s credit risk. The Credit Risk Committee establishes credit risk guidelines in accordance with the Company’s strategic objectives and existing policies. The Credit Risk Committee reviews investment and lending activities involving credit risk to ensure consistency with those established guidelines. These reviews involve an analysis of portfolio balances, delinquencies, losses, recoveries, default management and collateral liquidation performance, as well as, any credit risk mitigation efforts relating to the portfolios. In addition, the Credit Risk Committee reviews and approves credit related counterparties engaged in financial transactions with the Company.”

Loss Mitigation, page 60

7. We note that you process minor modifications on a number of loans through traditional collections actions taken in the normal course of servicing delinquent accounts. These actions typically result in an insignificant delay in the timing of payments; therefore, you do not consider such activities to be economic concessions to the borrowers. Please tell us, and disclose in future filings, the carrying value of such loans for the year ended December 31, 2010 and 2009 and clarify whether these loans are classified as nonperforming or performing loans. Finally, we note your disclosure on page 50 of your March 31, 2011 Form 10-Q that the adoption of the new accounting guidance for TDRs will not have a material impact on your financial condition, results of operations or cash flows. Please clarify whether the adoption of this guidance affects your conclusion as to whether these loans will be considered TDRs.

In response to the Staff’s comment, the Company revised its disclosure on page 27 of the Form 10-Q to disclose the carrying amount of non-TDR modifications and the percentage of those loans that were classified as nonperforming at June 30, 2011 and December 31, 2010 as follows (revisions are in underlined text):

“We also processed minor modifications on a number of loans through traditional collections actions taken in the normal course of servicing delinquent accounts. These actions typically result in an insignificant delay in the timing of payments; therefore, we do not consider such activities to be economic concessions to the borrowers. As of June 30, 2011 and December 31, 2010, we had $45.6 million and $49.9 million of mortgage loans, respectively, in which the modification was not considered a TDR due to the insignificant delay in the timing of payments. Approximately 9% and 8% of these loans were classified as nonperforming as of June 30, 2011 and December 31, 2010, respectively.”

The Company supplementally advises the Staff that the balance of non-TDR modifications and the percentage of non-TDR modifications classified as nonperforming as of June 30, 2011, December 31, 2010 and December 31, 2009 were as follows:

As of	Balance of non-TDR modifications	% of non-TDR modifications classified as nonperforming
June 30, 2011	$45.6 million	9%
December 31, 2010	$49.9 million	8%
December 31, 2009	$62.4 million	13%

In response to the Staff’s comment, the Company revised its disclosure in Note 1 on pages 51 and 52 of the Form 10-Q to clarify that the adoption of the new accounting guidance for TDRs does not impact its conclusion as to whether those loans will be considered TDRs as follows (revisions are in underlined text):

“In April 2011, the FASB amended the accounting guidance for TDRs. The amendments clarify the guidance on a creditor’s evaluation of whether it has granted a concession and whether a debtor is experiencing financial difficulties. The amended accounting guidance will be effective for the first interim or annual period beginning on or after June 15, 2011, or July 1, 2011 for the Company, and will be applied retrospectively to the beginning of the annual period of adoption, or January 1, 2011 for the Company. The adoption of the amended accounting guidance will not affect the Company’s conclusion that the Company’s modification of loans through traditional collections actions taken in the normal course of servicing delinquent accounts that typically result in an insignificant delay in the timing of payments are not TDRs. The adoption of the amended accounting guidance will not have a material impact on the Company’s financial condition, results of operations, or cash flows.”

Concentrations of Credit Risk, page 61

8. We note that your home equity loan portfolio is primarily second lien loans on residential real estate properties, which have a higher level of credit risk than first lien mortgage loans. Please respond to the following and expand your disclosures in future filings to address the following:

•

Tell us whether you are able to track whether the first lien position is in default, regardless of whether you hold the first lien loan. If so, please tell us the results of that data and consider providing disclosure of this information in future filings.

The Company did not originate the first liens underlying the majority of its second lien home equity loans and does not directly service any of its loans. As a result, the Company relies on third party vendors and servicers to provide information on its loan portfolio. Data on the first lien positions is not available; however, the Company monitors its borrowers by refreshing FICO scores and CLTV information on a quarterly basis.

•	Tell us and disclose the percentage of the home equity loan portfolio where you also hold the first lien.

In response to the Staff’s comment, the Company revised its disclosure on page 28 of the Form 10-Q to state that the Company holds both the first and second lien positions in less than 1% of the home equity loan portfolio as follows (revisions are in underlined text):

“The home equity loan portfolio is primarily second lien loans on residential real estate properties, which have a higher level of credit risk than first lien mortgage loans. Approximately 14% of the home equity portfolio was in the first lien position as of June 30, 2011. We hold both the first and second lien positions in less than 1% of the home equity loan portfolio. We believe home equity loans with a CLTV of 90% or higher or a Fair Isaac Credit Organization (“FICO”) score below 700 are the loans with the highest levels of credit risk in our portfolios.”

•

Tell us whether the default and delinquency statistics for the home equity loans where you also hold the first lien show a different trend than situations where you do not also hold the first lien loan.

As stated above, the Company holds both the first and second lien positions in less than 1% of the home equity portfolio. In general, the loans for which both first and second lien positions are held perform better than loans in which only the second position is held; however, the Company cannot assert that the better performance is due to holding both the first and second lien positions given the small number of these loans compared to the Company’s total home equity loan portfolio. The Company believes it would not be meaningful to highlight this difference or state definitively that there is a different trend from situations in which the Company does not also hold the first lien position.

•	Tell us and enhance disclosures in future filings to provide a discussion of how many borrowers are only paying the minimum amount due on the home equity loan.

As stated above, the Company does not directly service its loans and therefore relies on servicers to provide information on its loan portfolio, including payment information on home equity loans. The home equity loan portfolio consists of home equity installment loans (“HEILs”) and home equity lines of credit (“HELOCs”). HEILs are fixed-rate and fixed-term, fully amortizing loans that do not offer the option of an interest-only payment. For these loans, the payment information is evaluated against the established amortization table. HELOC borrowers are required to make a monthly minimum interest payment during the draw period. The Company does not have the ability to report how many borrowers are only paying the minimum amount due. Based on the information the Company does have access to, the Company supplementally advises the Staff that the data shows a reduction of principal balance for approximately 52% of HELOC borrowers during the last twelve months. Because the Company has incomplete information regarding the number of borrowers paying only the minimum amounts, the Company does not intend to include expanded disclosure in future filings.

•	Describe the terms of the home equity loan in more detail. For example, tell us how long the draw periods are for the loans and provided data on when the loans convert to amortizing.

•	Tell us whether the default and delinquency statistics for amortizing loans show a different trend than situations where the home equity loans have not converted to amortizing.

HELOCs convert to amortizing at the end of the draw period, which ranges from 60 months to 120 months. As of June 30, 2011, the vast majority of the HELOC portfolio had not converted to amortizing and approximately 78% of the HELOC portfolio will not convert to amortizing until after 2014. As a result, the Company does not have sufficient data for loan default and delinquency that would show a different trend for situations where the HELOC has not converted to amortizing when compared to amortizing HELOCs.

The following table outlines information on the draw periods for the HELOC portfolio as of June 30, 2011:

Draw Period	% of HELOC portfolio
60 months	3%
84 months	13%
120 months	84%

Summary of Critical Accounting Policies and Estimates, page 71

Allowance for Loan Losses, page 71

9. We note that you identified the following three portfolio segments: one-to four-family, home equity, and consumer and other loan portfolios. Explain to us why you have not further disaggregated your portfolio segments into classes of receivables as required by ASC Topic 310-10.

In implementing the disclosure requirements under ASU 2010-20, the Company concluded that one- to four-family, home equity, and consumer and other provided the detail necessary for financial statement users’ evaluation of the following:

•	the nature of credit risk inherent in the entity’s portfolio of financing receivables;

•	how that risk is analyzed and assessed in arriving at the allowance for loan losses; and

•	the changes and reasons for those changes in the allowance for loan losses.

ASC 310-10 defines a class of financing receivable as a group determined on the basis of all of the following:

a.	Initial measurement attribute (for example, amortized cost or purchased credit impaired)

b.	Risk characteristics of the financing receivable

c.	An entity’s method for monitoring and assessing credit risk.

The initial measurement attribute for the Company’s loan portfolio is amortized cost. One- to four-family, home equity and consumer and other loans are the three classes of financing receivables at which the Company assesses and monitors risk and performance of the portfolio as the loans within the individual three classes have similar risk characteristics.

The following table outlines the guidance in ASC 310-10-55-17 and the applicability to the Company’s determination of its classes of financing receivables:

ASC 310-10-55-17	One- to four-family	Home equity	Consumer & other
a. Categorization of borrowers	Individual consumers	Individual consumers	Individual consumers
b. Type of financing receivable	Mortgage loans	Mortgage loans	Recreational Vehicle/Marine loans
c. Industry sector	Real estate	Real estate	Consumer
d. Type of collateral	Residential property	Residential property	Recreational Vehicle/Marine property
e. Geographic distribution	Domestic	Domestic	Domestic

ASC 310-10-55-18 indicates that the loan portfolio segment is the starting point for determining classes of financing receivables and classes generally are a disaggregation of a portfolio segment.

The Company’s loan portfolio consists of mortgage loans and consumer loans. The Company segments its mortgage loan portfolio by one- to four-family loans and home equity loans in order to calculate the allowance for loan losses. This segmentation is consistent with the methodology used by the Company to monitor its mortgage loan portfolio for credit risk. The Company’s consumer loan portfolio consists principally of recreational vehicle and marine loans and this segmentation is also consistent with the methodology used in both the calculation of the allowance for loan losses and the Company’s monitoring of the loan portfolio for credit risk. The Why is the FASB Issuing This Accounting Standards Update section of ASU 2010-20 states that “The main objective in developing this Update is to provide financial statement users with greater transparency about an entity’s allowance for credit losses and the credit quality of its financing receivables…This Update is intended to provide additional information to assist financial statement users in assessing an entity’s credit risk exposures and evaluating the adequacy of its allowance for credit losses…” The Company believes its current disclosures meet the objectives of ASU 2010-20, specifically by providing information in adequate detail for financial statement users to understand its loan portfolio and the allowance for loan losses as this information is consistent with the information used by the Company in its own analysis.

10. We note your disclosure that the additional protection provided by mortgage insurance has been factored into the expected loss on defaulted mortgage loans. Please respond to the following regarding your use of mortgage insurance:

•	Tell us in more detail about the types of mortgage insurance you have purchased, including whether the mortgage insurance transfers with the loan if it is sold;

The Company’s mortgage insurance consists of individual borrowers’ mortgage insurance purchased at the time of origination, which is attached to each individual loan and transfers with the loan if the loan is sold.

•

Clarify how mortgage insurance recoveries are reflected in your financial statements. For example, tell us whether the recoveries are a reduction of provision for loan losses or some other line item as well as whether you reflect a receivable from the mortgage insurer; and

The expected benefit from mortgage insurance is recorded as a reduction of the charge-off at the time a loan qualifies for charge-off. A receivable is established when the loan completes the foreclosure process and released when the Company receives reimbursement from the mortgage insurer. The benefit of mortgage insurance in the allowance for loan losses as of June 30, 2011 and December 31, 2010 was $3 million and $7 million, respectively.

•	Tell us whether you have experienced rejections of claims from your mortgage insurers, and if so, how that is being factored into your allowance.

The Company has not experienced significant rejections of claims from mortgage insurers. As a result, rejections of claims are not factored into the allowance for loan losses.

Item 8 – Financial Statements and Supplementary Data, page 92

Note 1 – Basis of Presentation, page 102

11. We note your disclosure that you report corporate interest income and corporate interest expense separately from operating income and operating expense since you believe this provides a clearer picture of the financial performance of your operations. You also state that corporate debt, which is the primary source of corporate interest expense, has been issued primarily in connection with the recapitalization transactions and past acquisitions. Given that these acquisitions are fully integrated into your business operations, tell us why you believe the historical cost of these businesses should not be fully integrated into you operations as part of operating interest expense. Additionally, it is unclear why the costs associated with the recapitalization would not be considered as part of your ongoing operating interest expense given that without it, you may not have been operating in the same fashion. Please advise.

The Company received a similar comment from the Staff on its income statement presentation in 2006. The Company stated in its response to the Staff that the Company believes the inclusion of corporate interest income and corporate interest expense in revenues rather than other income would distort investors’ view of the Company’s financial performance rather than enhance it. The Company excludes corporate interest income and corporate interest expense from operating interest income and operating interest expense because it believes the separate presentation provides investors with a clearer picture of the ongoing financial performance of the Company’s core business. The most useful interest measures in assessing the ongoing performance of the Company is the interest income and expense that relates to the ongoing business of the trading and investing and balance sheet management segments, which the Company has defined as operating interest income and operating interest expense. If the Company were to include corporate interest income and corporate interest expense as part of the ongoing operations of the core business, then it would be difficult for a user to understand the trends in the business without making adjustments to remove the corporate interest income and corporate interest expense components.

Loans, net, page 104

12. We note your disclosure on page 104 that non-performing loans return to accrual status when the loan becomes less than 90 days past due. Please explain why you reclassify the loan as soon as it becomes less than 90 days past due, as opposed to when the payments were fully up to date and the loan balance was current.

Loans that are 90 days past due and classified as nonperforming that become less than 90 days past due represent a very small balance of the loan portfolio and the impact on interest income in any given reporting period is less than $1 million. For this reason, the Company uses an accounting convention because the reversal of the accrued interest on these loans is administratively burdensome since the Company does not directly service its own loans. The Company monitors these loans on an ongoing basis to ensure that the accrued interest continues to be immaterial.

13. Please clarify how you met the disclosure requirements within ASC 310-10-50-5B as it requires you to disclose the information in ASC 310-10-50-6 through 50-7 by class of financing receivable.

ASC 310-10-50-5B states that the guidance in paragraphs 310-10-50-6 through 50-7A shall be provided by class of financing receivable. The following table outlines the location of the Company’s disclosure in accordance with ASC 310-10-50-6 through 7A in the Form 10-K:

ASU reference	Guidance	Page number	Disclosure & response
310-10-50-6a	The policy for placing financing receivables, if applicable, on nonaccrual status.	Pages 104 and 131

Page 104: “The Company classifies loans as nonperforming when full and timely collection of interest or principal becomes uncertain or when they are 90 days past due. Interest previously accrued, but not collected, is reversed against current income when a loan is placed on nonaccrual status and is considered nonperforming.”

Page 131: “The Company classifies loans as nonperforming and ceases accruing interest when they are 90 days past due.”

310-10-50-6b	The policy for recording payments received on nonaccrual financing activities, if applicable.	N/A

Interest payments received on nonperforming loans are recognized in operating interest income until it is doubtful that full payment will be collected, at which point payments are applied to principal.

In response to the Staff’s comment, the Company intends to include this disclosure in future filings.

310-10-50-6c	The policy for resuming accrual of interest.	Page 104	“Nonperforming loans return to accrual status when the loan becomes less than 90 days past due.”
310-10-50-6d	[Superseded]	N/A	Not applicable.
310-10-50-6e	The policy for determining past due or delinquency status.	Page 104	“The Company classifies loans as nonperforming when full and timely collection of interest or principal becomes uncertain or when they are 90 days past due.”

310-10-50-7a	The recorded investment in financing receivables on nonaccrual status.	Pages 130 and 131

Page 130: The Company disclosed total loans receivable by delinquency category and by class of financing receivable in a tabular format. When loans are 90 days or more past due, they are considered as nonperforming and placed on nonaccrual status.

Page 131: The Company clarified immediately following the table that “The Company classifies loans as nonperforming and ceases accruing interest when they are 90 days past due.”

310-10-50-7b	The recorded investment in financing receivables past due 90 days or more and still accruing.	N/A	The Company does not have any loans that are 90 days or more past due and still accruing.
310-10-50-7A	An entity shall provide an analysis of the age of the recorded investment in financing receivables at the end of the reporting period that are past due, as determined by the entity’s policy.	Page 130	The Company disclosed total loans receivable by delinquency category and by class of financing receivable in a tabular format.

Note 5 – Fair Value Disclosures, page 113

Nonrecurring Fair Value Measurements, page 119

14. We note the charge-off amount for both one- to four- family and home equity loans in the loan balance in excess of the estimated current property value less costs to sell. Please expand your disclosure to discuss the methods used in determining the fair value of the property underlying the loan. Please also disclose the following:

•	How and when updated third party valuations are obtained and how this impacts the amount and timing of recording the loan loss provision and charge-offs.

•	Whether you make any adjustments to third party valuations and why.

•	Type of appraisal, such as “retail value” or “as is” value.

•

How partially charged-off loans measured for impairment based on the collateral value are classified and accounted for subsequent to receiving and updated third party valuation. For example, consider disclosing whether the loans are returned to performing status or whether they remain as nonperforming.

•	Procedures performed between receipts of updated third party valuations to ensure impairment of loans measure of impairment based on collateral value are measured appropriately.

In response to the Staff’s comment, the Company revised its disclosure on pages 59 and 60 of the Form 10-Q to include information on the valuation of the underlying property of loans that had a nonrecurring fair value measurement as follows (revisions are in underlined text):

“Loans that have been delinquent for 180 days and are charged off based on estimated current property value remain classified as nonperforming loans until they complete the foreclosure process and become REO. Property valuations for one- to four-family and home equity loans are based on the most recent “as is” property valuation data available, which may include appraisals, prices for identical or similar properties, broker price opinions or home price indices. The Company obtains property valuation data quarterly. If the valuation data obtained is significantly different from the valuation previously received, the Company orders additional property valuation data to corroborate or update the valuation. Property valuations for real estate acquired through foreclosure are based on the lowest value of the most recent property valuation data available, which may include appraisals, listing prices or offer prices. These fair value measurements were classified as Level 3 of the fair value hierarchy as the majority of the valuations included Level 3 inputs that were significant to the estimate of fair value.”

Subsequent to the recording of an initial fair value measurement, these loans continue to be measured at fair value on a nonrecurring basis, utilizing the estimated value of the underlying property, which is updated on a quarterly basis. If the value of the underlying property has declined, an additional charge-off is recorded. If the value of the underlying property has increased, previously charged-off amounts are not recovered. These loans continue to be reported as nonperforming loans unless they meet the requirements for being reported as a performing loan. In response to the Staff’s comment, the Company intends to include this disclosure in future filings.

Allowance for Loan Losses, page 105

15. In future filings, please revise your disclosure to discuss the risk characteristics relating to your consumer and other loan portfolio segment as required by ASC 310-10-50-11B(a)(2).

In response to the Staff’s comment, the Company revised its disclosure on page 69 of the Form 10-Q to include the risk characteristics related to its consumer and other loan portfolio as required by ASC 310-10-50-11B(a)(2). See revised paragraph as part of response #16.

16. We note your disclosure on page 105 that once your one-to four-family and home equity loan portfolios are separated into risk segments based on key risk factors, probable losses are determined with expected loss rates in each segment. Please revise your disclosure to provide additional discussion as to how you utilize this data to determine the incurred losses for these portfolios and how this data interacts with your disclosure that typically your allowance for loan losses is equal to management’s estimate of loan charge-offs in the twelve months following the balance sheet date.

In response to the Staff’s comment, the Company revised its disclosure on page 69 of the Form 10-Q to clarify how data is utilized to determine estimated losses and how it interacts with the Company’s statement that the allowance for loan losses is equal to management’s estimate of loan charge-offs in the twelve months following the balance sheet date. The revised disclosure is as follows (revisions are in underlined text):

“The allowance for loan losses is management’s estimate of credit losses inherent in the Company’s loan portfolio as of the balance sheet date. For loans that are not TDRs, the Company established a general allowance that is assessed in accordance with the loss contingencies accounting guidance. The estimate of the allowance for loan losses is based on a variety of quantitative and qualitative factors, including the composition and quality of the portfolio; delinquency levels and trends; current and historical charge-off and loss experience; historical loss mitigation experience; the condition of the real estate market and geographic concentrations within the loan portfolio; the interest rate climate; the overall availability of housing credit; and general economic conditions. The Company’s one- to four-family and home equity loan portfolios are separated into risk segments based on key risk factors, which include but are not limited to loan type, loan acquisition channel, documentation type, LTV/CLTV ratio and borrowers’ credit scores. Based upon the segmentation, the Company utilizes historical performance data to forecast future delinquency and default for these risk segments. The Company’s consumer and other loan portfolio is separated into risk segments by product and delinquency status. The Company utilizes historical performance data and historical recovery rates on collateral liquidation to forecast future delinquency and loss at the product level. The general allowance for loan losses is typically equal to management’s forecast of loan losses in the twelve months following the balance sheet date. Management believes this level is representative of probable losses inherent in the loan portfolio at the balance sheet date.”

Note 7 – Loans, net, page 127

Credit Quality, page 129

17. We note that you provide several credit quality indicators for your one-to four-family and home equity portfolios, but you do not provide any credit quality indicators for your consumer and other segment. Given that this portfolio segment makes up 9% of your loan portfolio as of December 31, 2010, please disclose the indicators used to monitor the credit quality of this portfolio in accordance with ASC 310-10-50-29.

In response to the Staff’s comment, the Company revised its disclosure on page 67 of the Form 10-Q to disclose that the Company tracks and reviews delinquency status to predict and monitor credit risk in its consumer and other loan portfolio on an ongoing basis. The revised disclosure is as follows (revisions are in underlined text):

“The Company tracks and reviews factors to predict and monitor credit risk in its mortgage loan portfolio on an ongoing basis. These factors include: loan type, estimated current LTV/CLTV ratios, documentation type, borrowers’ current credit scores, housing prices, acquisition channel, loan vintage and geographic location of the property. In economic conditions in which housing prices generally appreciate, the Company believes that loan type, LTV/CLTV ratios, documentation type and credit scores are the key factors in determining future loan performance. In a housing market with declining home prices and less credit available for refinance, the Company believes the LTV/CLTV ratio becomes a more important factor in predicting and monitoring credit risk. The factors are updated on at least a quarterly basis. The Company tracks and reviews delinquency status to predict and monitor credit risk in its consumer and other loan portfolio on an ongoing basis.”

The Company disclosed consumer and other loans receivable by delinquency status on page 69 of the Form 10-Q.

Impaired Loans – Trouble Debt Restructuring, page 131

18. We note that your definition of impaired loans is when it is probable that you will be unable to collect all amounts due according to the contractual terms of the loan agreement. You also state that upon a loan being classified as a TDR, such loan is categorized as impaired. Please clarify whether you have other loans besides TDRs classified as “impaired loans” and if not, why not based on your definition. Additionally, please clarify why you have not identified any of your consumer and other loans as impaired and clarify any difference between impaired loans and your definition of nonperforming loans on page 130. As part of your revised disclosure, describe the factors considered in determining classification of an impaired loan.

The Company’s definition of impaired loans in the Form 10-K was based on the guidance as outlined in ASC 310-10-35-16. The Company’s impaired loans consist solely of TDRs. Impaired loans exclude smaller-balance homogeneous loans that have not been modified and are collectively evaluated for impairment, in accordance with the scope exception outlined in ASC 310-10-35-13(a). As a result of this scope exception, the Company does not consider loans that have not been modified and are collectively evaluated for impairment to be impaired, regardless of their performance status. The difference between impaired loans and the definition of nonperforming loans is that nonperforming loans include nonaccrual loans that are not modified and are collectively evaluated for impairment. There are no impaired consumer and other loans because none of the loans have been modified and accounted for as a TDR.

In response to the Staff’s comment, the Company revised its disclosure on pages 70 and 71 of the Form 10-Q to clarify that a loan is considered impaired when it meets the definition of a TDR, as follows (revisions are in underlined text):

“The Company has an active loan modification program that focuses on the mitigation of potential losses in the loan portfolio. As part of the program, the Company considers modifications in which it made an economic concession to a borrower experiencing financial difficulty a TDR. The various types of economic concessions that may be granted typically consist of interest rate reductions, maturity date extensions, principal or accrued interest forgiveness or a combination of these concessions. The Company has also modified a number of loans through traditional collections actions taken in the normal course of servicing delinquent accounts. These actions typically result in an insignificant delay in the timing of payments; therefore, the Company does not consider such activities to be economic concessions to the borrowers. A loan is impaired when it meets the definition of a TDR. Upon being classified as a TDR loan, such loan is categorized as an impaired loan and impairment is measured on an individual basis.”

19. Refer to page 132. We note that average recorded investment in TDR loans was $860.2 million and $309.8 million for the years ended December 31, 2010 and 2009, respectively. In future filings, please disclose how you calculated the average recorded investment in your impaired loans.

ASC 310-10-50-17 states that “averages based on month-end balances may be considered an appropriate method”. The Company therefore calculated the average recorded investment in TDR loans based on each month’s ending balance. As this methodology is consistent with the appropriate method outlined in ASC 310-10-50-17, the Company does not believe disclosure of the Company’s methodology for calculating the average recorded investment provides financial statements users with meaningful information for their evaluation of the Company’s financing receivables. The Company does not plan to include disclosure of this methodology in future filings.

20. We note that you disclosed interest income recognized on a cash basis for impaired loans for the periods ended December 31, 2010 and 2009. In future filings, please also disclose the related interest income on an accrual basis, if any. Refer to ASC 310-10-50-15(c)(2).

In response to the Staff’s comment, the Company disclosed on page 71 of the Form 10-Q the total interest income recognized both on a cash and accrual basis, as required by ASC 310-10-50-15(c)(2) as follows (revisions are in underlined text):

“The average recorded investment in TDR loans was $1.2 billion and $828.8 million for the three months ended June 30, 2011 and 2010, respectively, and $1.1 billion and $749.0 million for the six months ended June 30, 2011 and 2010, respectively. TDRs are accounted for as nonaccrual loans at the time of modification and return to accrual status after six consecutive payments are made in accordance with the modified terms. The interest income recognized both on a cash and accrual basis on TDRs was $9.2 million and $4.1 million for the three months ended June 30, 2011 and 2010, respectively, and $16.5 million and $7.6 million for the six months ended June 30, 2011 and 2010, respectively.”

The Company’s disclosure in the Form 10-K states that $18.7 million and $6.8 million for the years ended December 31, 2010 and 2009, respectively, represent income recognized on a cash basis. Such amounts include total interest income recognized on both a cash and accrual basis. The Company described the interest income as income recognized on a cash basis because the accrued portion of interest income recognized was considered immaterial. The Company is not able to obtain the total amount of interest income recognized on a cash basis without undue burden because some of its loan servicers do not provide such details on a loan level basis. The Company supplementally advises the Staff that the majority of the interest income recognized in the years ended December 31, 2010 and 2009 was likely recorded on a cash basis. Interest received on TDRs is recorded on a cash basis and TDRs do not return to accrual status until the borrower has demonstrated six months of consecutive payment history after being modified. The Company’s loan modification program became more active in the first half of 2009, with modification volumes gradually increasing throughout 2010. Accordingly, a substantial portion of performing TDR modifications would have been less than six months old in 2009 and 2010 and as a result, the majority of interest income earned on TDRs would have been recognized on a cash basis.

Note 16 – Income Taxes, page 147

Deferred Taxes and Valuation Allowance, page 149

21. We note your disclosure that you did not provide a valuation allowance against the federal deferred tax assets as you believe that it is more likely than not that all of the assets will be realized. Your analysis considers the fact that you are in a cumulative book taxable loss position as of the three year period ended December 31, 2010 as well as the fact that the tax ownership change that occurred during 2009 will extend the period of time it will take to fully utilize your pre-ownership change NOLs. Please respond to the following:

•

Please tell us the specific assumptions you made in your analysis, including the amount of projected net income for the periods over which you expect to utilize your deferred tax assets. As part of your response, please address when your analysis shows that credit losses will subside so that significant levels of taxable income will be generated on a consolidated basis.

The Company’s strategy over the past three to four years has been to return to sustained profitability. The Company had pre-tax income of $161.6 million for the six months ended June 30, 2011 and expects to continue to be profitable in the future. The Company expects to utilize the vast majority of the existing federal deferred tax asset over the next seven years. The Company’s basis for projecting net income centers on its current ability to earn income and the continued strategy to grow the core business, which is the trading and investing segment, as well as continued mitigation of the credit losses in our balance sheet management segment. The trading and investing segment generated substantial taxable income for each of the last seven years and has not been significantly impacted by the credit crisis or its related losses. It continues to generate material levels of book and taxable income and is expected to do so for the foreseeable future. The Company is realizing the benefit of various credit loss mitigation activities, most notably by ceasing all purchases of home equity lines of credit, asset-backed securities and collateralized debt obligations, aggressively reducing or closing unused home equity lines of credit, aggressively exercising put-back clauses to sell back improperly documented loans to the originators and reducing overall interest rate risk through continued de-leveraging of the balance sheet. As a result of these loss containment measures, provision for loan losses has declined 80% from its peak in the third quarter of 2008 and the Company expects the provision to continue to decline in 2011 when compared to 2010. The Company’s credit losses have subsided and the Company has significant levels of taxable income beginning with the taxable year 2010 and through the first half of 2011.

•

To the extent that you were required to project income levels beyond five to seven years to utilize all of your deferred tax assets, please tell us how you concluded that you had a sufficient basis to project income levels so far into the future.

As stated above, the vast majority of the existing federal deferred tax asset is expected to be realized in the next seven years, with a small balance remaining as a result of the current limitation caused by the ownership change. This small remaining federal deferred tax asset is expected to be fully utilized well in advance of the statutory carry forward period. The Company is projecting significant taxable income in future years, which is substantially higher than the current yearly limitation due to the tax ownership change, and provides increased certainty that the federal deferred tax asset will be fully utilized.

The Company’s historical ability of predicting earnings presents sufficient objective and verifiable evidence that forecasts can be used. This evidence is supported by the historical predictable earnings of the trading and investing segment and the improving credit trends in the balance sheet management segment. As stated above, the trading and investing segment generated substantial taxable income for each of the last seven years and has not been significantly impacted by the credit crisis or its related losses and the credit losses have subsided in the balance sheet management segment.

Since the Company changed its balance sheet management strategy, most notably by ceasing many of the activities that drove the credit losses, the Company is able to predict its results on a more accurate basis. The Company continues to monitor its ability to project income by comparing actual amounts to projections on a quarterly basis.

•

You state that because in 2010 you generated taxable income consistent with your forecast that you believe you have the ability to continue to rely on your forecasts of future taxable income and overcome the uncertainty created by the cumulative loss position. Please tell us whether your projections about taxable income levels were consistent with your expectations regarding 2009 taxable income. Additionally, tell us how your projections regarding the six months of 2011 have performed compared to actual taxable income levels.

Taxable income was significantly better than the Company’s expectations in 2009, excluding the impact of the debt exchange and provision for loan losses. As stated above, the trading and investing segment has historical predictable earnings and in 2009 performed better than expectations. Credit losses in the balance sheet management segment were less predictable in 2009 and have become more predictable in 2010 and into 2011. In 2010, taxable income was consistent with expectations and for the first six months of 2011, taxable income was slightly better than the Company’s projections, with the Company expecting significant amounts of taxable income for the full year 2011.

•

We note that your estimated future taxable income is based on management approved forecasts. Please tell us whether these forecasts are also discussed with your Board of Directors or banking regulators.

The forecast used in determining future taxable income is based on the same forecasts that are shared with the Company’s Board of Directors and banking regulators. The forecasts shared with the Company’s Board of Directors and banking regulators are typically shorter in duration compared to the forecasts used in determining future taxable income, but all relevant assumptions are prepared on a consistent basis.

•	Please tell us whether your analysis incorporates any tax planning strategies being available, and if so, the nature of those strategies.

The Company’s current analysis does not include the utilization of any tax planning strategies.

Note 22 – Commitments, Contingencies and Other Regulatory Matters, page 160

22. You have disclosed on page 162 that in view of the inherent difficulty of predicting the outcome of your legal proceedings, particularly in cases where claimants seek substantial or indeterminate damages, or where investigation or discovery have yet to be completed, you cannot reasonably estimate the loss or range of loss related to such matters. However, we note that several of these matters have been ongoing for several years and thus it would appear a more transparent discussion of the reasonably possible loss or range of possible losses for at least some of these cases, which can be done on an aggregate basis, is required so that investors may better understand your liability exposure. These disclosures should be updated quarterly as additional information is obtained and new cases are filed. Please revise your disclosure in future filings.

The Company’s accounting and legal staff, with the assistance of outside counsel involved in each case, evaluate all loss contingencies on a quarterly basis in accordance with ASC 450-20-25-2. The Company first establishes accruals for a particular case or contingency when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. If no such estimate can be made but it is reasonably possible that a loss has been incurred, the Company discloses the nature of the contingency.

The Company has not accrued amounts for any of the legal proceedings disclosed in the Form 10-K because it has determined that it is not possible to make a reasonable estimate of the range of possible loss for these proceedings, whether on a stand-alone or an aggregate basis. The Company evaluated this on a quarterly basis throughout the relevant litigations and reached this conclusion.

The developments in these cases to date have not provided any further clarity into the range or likelihood of possible outcomes. In several cases, the amount sought by claimants against the Company remains unspecified. Further, the procedural posture of these actions has, if anything, increased uncertainty as to the outcome. For example, as disclosed in the Form 10-Q, one case where the Company had prevailed on appeal has been remanded to the trial court, one case where the Company succeeded in having the matter dismissed with prejudice is currently on appeal and several cases are still at preliminary stages with the Company’s initial response not yet due or with discovery not currently set to conclude until 2012.

Accordingly, the Company respectfully submits that its disclosure is fully in accordance with ASC 450-20-50 and undertakes to disclose a range of reasonably possible losses as soon as it is feasible to do so.

Guarantees, page 165

23. We note that you have determined that quantifying the potential liability exposure relating to your mortgage repurchase reserve is not meaningful due to the nature of the standard representations and warranties, which have resulted in a minimal amount of loan repurchases. We do not believe that the criterion “not meaningful” is consistent with the guidance in ASC 450. Please either provide an estimated range of reasonably possible loss, or, if true, state that you do not believe the impact of the potential exposure will have a material effect on your results of operations, cash flows or financial condition.

In response to the Staff’s comment, the Company disclosed on pages 84 and 85 of the Form 10-Q to state that the Company does not believe the impact of the potential liability exposure will have a material impact on its results of operations, cash flows or financial condition as follows (revisions are in underlined text):

“In prior periods when the Company sold loans, the Company provided guarantees to investors purchasing mortgage loans, which are considered standard representations and warranties within the mortgage industry. The primary guarantees are that: the mortgage and the mortgage note have been duly executed and each is the legal, valid and binding obligation of the Company, enforceable in accordance with its terms; the mortgage has been duly acknowledged and recorded and is valid; and the mortgage and the mortgage note are not subject to any right of rescission, set-off, counterclaim or defense, including, without limitation, the defense of usury, and no such right of rescission, set-off, counterclaim or defense has been asserted with respect thereto. The Company is responsible for the guarantees on loans sold. If these claims prove to be untrue, the investor can require the Company to repurchase the loan and return all loan purchase and servicing release premiums. Management does not believe the potential liability exposure will have a material impact on the Company’s results of operations, cash flows or financial condition due to the nature of the standard representations and warranties, which have resulted in a minimal amount of loan repurchases.”

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. Please address any comments or questions with respect to the foregoing to the undersigned at (646) 521-4389.

Sincerely,

/s/ Matthew J. Audette

Matthew J. Audette

Chief Financial Officer

E*TRADE Financial Corporation

cc:	Karl A. Roessner

E*TRADE Financial Corporation

Sarah K. Solum

Daniel G. Kelly, Jr.

Davis Polk & Wardwell LLP

Robert A. Crawford

Brian J. Maloney

Deloitte & Touche LLP